Exhibit 99.1
Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	SIMS GROUP LIMITED

ABN	69 114 838 630
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JEREMY LEIGH SUTCLIFFE

Date of last notice	3 September 2008
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct and indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The Sutcliffe Family Trust, an associate of the Director, is the holder of 52,255 ordinary shares (subject to a contract entered into on 26 February 2008 described as follows: Purchase of over the counter put options with a strike price of $29.25 and a maturity date of 4 March 2009, and sale of over the counter call options with a strike price of $34.92 and a maturity date of 4 March 2009.)

Date of change	8-12 September 2008

No. of securities held prior to change	The Sutcliffe Family Trust -52,255 ordinary shares (subject to the contract described above)
Jeremy Sutcliffe-58,594 ordinary shares
Jeremy Sutcliffe-71,947 performance rights issued pursuant to individual contract
Jeremy Sutcliffe-165,940 performance rights issued pursuant to the Sims Group Long Term Incentive Plan

+	See chapter 19 for defined terms.
Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Direct or indirect interest	Direct and indirect interest
Class	See above

Number acquired	N/A

Number disposed	50,000 ordinary shares

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,553,169

No. of securities held after change	The Sutcliffe Family Trust -52,255 ordinary shares (subject to the contract described above)
Jeremy Sutcliffe-8,594 ordinary shares
Jeremy Sutcliffe-71,947 performance rights issued pursuant to individual contract
Jeremy Sutcliffe-165,940 performance rights issued pursuant to the Sims Group Long Term Incentive Plan

Nature of change	On-market trades
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back
Part 2 — Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change
Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration
Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+	See chapter 19 for defined terms.
Appendix 3Y Page 2